UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2003	Commission file number 0-25042

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Young Broadcasting Inc. 401(k) Plan

(Full title of the plan)

YOUNG BROADCASTING INC.

(Name of issuer of the securities held pursuant to the plan)

599 Lexington Avenue

New York, New York  10022

(Address of principal executive offices)

Young Broadcasting Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

INDEX

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:	8
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	8

All other schedules are omitted as not applicable or not required

Signatures	9

Exhibit:
23.1 - Consent of Independent Registered Public Accounting Firm

i

Report of Registered Public Accounting Firm

To the Participants and Plan Administrator

Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York	/s/ ERNST & YOUNG LLP
July 23, 2004

Young Broadcasting Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments, at fair value:
PIMCO Total Return Fund	$2,212,011	$2,156,440
Janus Worldwide Fund	1,842,819	1,287,233
AIM Large Cap Growth – Investor	4,306,003	—
Invesco Growth	—	3,118,691
Invesco Dynamics	632,277	309,276
Invesco Conservative Asset Allocation Trust	125,952	150,798
Invesco Moderate Asset Allocation Trust	293,911	197,862
Invesco Aggressive Asset Allocation Trust	274,118	203,435
Invesco 500 Index Trust	3,545,894	2,678,886
Invesco Stable Value Trust	4,653,932	4,485,837
AIM Aggressive Growth	4,866,093	3,535,667
AIM Charter	677,277	515,291
AIM Balanced	1,086,515	748,280
Putnam International Growth	829,739	514,740
American Century Income and Growth	2,021,513	994,425
Young Broadcasting Inc. Common Stock	5,891,259	3,372,836
Participant loans	1,061,376	891,683
	34,320,689	25,161,380

Employee contributions receivable	240,583	205,321
Employer contributions receivable	265,749	239,180
Net assets available for benefits	$34,827,021	$25,605,881

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31
2003

Additions
Additions to net assets attributable to:
Employee contributions	$3,329,348
Employer contributions	1,124,059
Rollovers	61,345
Total contributions	4,514,752

Investment income:
Interest and dividend income	439,863
Net investment income	439,863
Total additions	4,954,615

Deductions
Deductions from net assets attributed to:
Benefits paid directly to participants	(1,771,869)
Administrative expenses	(35,528)
Total deductions	1,807,397

Net appreciation (depreciation) in fair value of investments	6,073,922
Net increase (decrease)	9,221,140
Net assets available for benefits at beginning of year	25,605,881
Net assets available for benefits at end of year	$34,827,021

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The Young Broadcasting Inc. 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, of Young Broadcasting Inc. and subsidiaries (collectively, the “Company”). In May 2002, the Company sold KCAL-TV; accordingly, all participants of KCAL-TV were terminated. The Company is the Plan’s administrator and sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan participants may make pre-tax contributions from their salaries of up to 15% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $12,000 and $11,000 for the years 2003 and 2002, respectively. The Plan currently provides the Company the option to make annual contributions to the Plan in the form of cash or employer securities or a combination thereof. The employer matching contribution is equal to 50% of the participant’s pre-tax contribution up to 6% of a participant’s compensation. All employer contributions for 2003 and 2002 are made in the form of the Company’s common stock.

Participant benefits vest in employer matching contributions at a rate of 20% per year after one year of employment. Under the Plan, a participant is 100% vested in the employer’s matching contributions after six years of credited service. However, participants who were terminated as a result of the sale of KCAL-TV were fully vested. Participants are immediately vested in their pre-tax contributions plus accrued earnings thereon. Vested benefits paid to terminated employees of KCAL-TV are included in benefits paid directly to participants in the accompanying Statement of Changes in Net Assets Available for Benefits. Loans and limited withdrawals during employment are permitted under certain conditions provided for by the Plan.

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeiture balances as of December 31, 2003 and 2002 are approximately $61,000 and $51,000, respectively, and forfeitures used to reduce employer-matching contribution for 2003 and 2002 are approximately $49,000 and $143,000, respectively.

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

The Plan includes a loan provision whereby active Plan participants may borrow up to a maximum of 50% of their vested account balance, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodic loans and thirty years for loans used to purchase a primary residence. Interest rates are stated at prime plus 1%. The interest rates on outstanding loans at December 31, 2003 range from 5% to 11.50%.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value, which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value. Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock. INVESCO Retirement, Inc. (the “Trustee”), limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002

PIMCO Total Return Fund	$2,212,011	$2,156,440
Janus Worldwide Fund	1,842,819	1,287,233
AIM Large Cap Growth – Investor	4,306,003	—
Invesco Growth	—	3,118,691
Invesco 500 Index Trust	3,545,894	2,678,886
Invesco Stable Value Trust	4,653,932	4,485,837

AIM Aggressive Growth	4,866,093	3,535,667
American Century Income and Growth	2,021,513		*
Young Broadcasting Inc. Common Stock	5,891,259	3,372,836

* Investment was less than 5% of the Plan’s net assets available for benefits.

During 2003 and 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
2003

Mutual funds	$4,132,162
Young Broadcasting Inc. Common Stock	1,941,760
$6,073,922

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records have been paid by the Company for the 2003 and 2002 Plan years. Other administrative expenses were paid by the Plan.

Supplemental Schedule

EIN: #13-3339681

Plan: #001

Young Broadcasting Inc. 401(k) Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Party Involved and Description of Assets	Current Value

PIMCO Total Return Fund	$2,212,011
Janus Worldwide Fund	1,842,819
AIM Large Cap Growth – Investor	4,306,003
Invesco Dynamics*	632,277
Invesco Conservative Asset Allocation Trust*	125,952
Invesco Moderate Asset Allocation Trust*	293,911
Invesco Aggressive Asset Allocation Trust*	274,118
Invesco 500 Index Trust*	3,545,894
Invesco Stable Value Trust*	4,653,933
AIM Aggressive Growth	4,866,093
AIM Charter	677,277
AIM Balanced	1,086,515
Putnam International Growth	829,739
American Century Income and Growth	2,021,513
Young Broadcasting Inc. Common Stock*	5,891,259
33,259,313
Participant Loans—interest rates ranging from 5.00% to 11.50%, loans maturing through 2031	1,061,376
$34,320,689

*           Indicates party-in-interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  August 10, 2004

YOUNG BROADCASTING INC. 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan
Plan Administrator